Global Market Group Limited

June 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

United States of America

Attention: Ms. Mara Ransom, Assistant Director

Re:	Global Market Group Limited

Application for Withdrawal of Registration Statement on Form F-1 (File No. 333-172438)

Dear Ms. Ransom:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Global Market Group Limited (the “Company”) hereby requests the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-172438) together with all exhibits thereto, which was originally filed with the Securities and Exchange Commission on February 25, 2011, as amended by Amendment Nos. 1 to 4 (the “Registration Statement”).

The Registration Statement was not declared effective. The Company does not intend to pursue a completed offering at this time. No securities of the Company were issued or sold in connection with the Registration Statement.

If you have any questions regarding this letter, please contact Pauline Yeung at +86-20-38477344.

Very truly yours,

Global Market Group Limited

By:	/s/ Weijia (David Ling) Pan
Name:	Weijia (David Ling) Pan
Title:	Chairman and Chief Executive Officer